SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Semele Group, Inc.

(Name of Subject Company (issuer))

Gary D. Engle (Offeror and Affiliate of Issuer)

James A. Coyne (Offeror and Affiliate of Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 par value per share

(Title of Class of Securities)

8166 18 201

(CUSIP Number of Class of Securities)

James A. Coyne

200 Nyala Farms

Westport, CT 06880

(203) 301-0555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Richard F. Langan, Jr., Esq.

Nixon Peabody LLP

437 Madison Avenue

New York, New York 10022

(212) 940-3000

Calculation of Filing Fee
n/a	n/a

  ☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

  ☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

This Schedule TO relates to preliminary communications made before the commencement of a tender offer. Attached hereto as an exhibit is Amendment No. 1 to the Issuer’s Preliminary Proxy Statement, on Schedule 14A, dated April 9, 2004, which contains such preliminary communications made by the offerors.

This document is for information purposes only and is not an offer to buy or a solicitation of an offer to sell any shares. If a tender offer is commenced, the solicitation and the offer to buy the Issuer’s common stock will be made pursuant to an Offer to Purchase (and related materials) which will be sent to all of the Issuer’s stockholders. The Offer to Purchase will contain important information and should be read by stockholders. In connection with such tender offer, a statement on Schedule TO, which will include the Offer to Purchase and other exhibits, will be filed with the Securities and Exchange Commissions (the "SEC"). All documents filed with the SEC can be examined for free at the SEC web site ( http://www.sec.gov ). They are also available without charge by sending a written request to the Issuer at 200 Nyala Farms, Westport, CT 06880, Attention: President.

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    April 9, 2004

/s/ James A. Coyne

James A. Coyne, individually

/s/ Gary D. Engle

Gary D. Engle, individually

904542_1

EXHIBITS

Exhibit

Number    Description

(a)(1)    Amendment No.1 to Preliminary Proxy Statement on Schedule 14A, dated April 9, 2004.

EXHIBIT (a)(1)

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A